UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 9, 2020

DELMAR PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-37823	99-0360497
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12707 High Bluff Dr., Suite 200

San Diego, CA 92130

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code:

(858) 350-4364

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	DMPI	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

General

On June 9, 2020, DelMar Pharmaceuticals, Inc. (the “Company” or “DelMar”), Adgero Acquisition Corp., a wholly-owned subsidiary of DelMar incorporated in the State of Delaware (“Merger Sub”), and Adgero Biopharmaceuticals Holdings, Inc., a Delaware corporation (“Adgero”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into Adgero, with Adgero surviving the merger and becoming a direct, wholly-owned subsidiary of DelMar (the “Merger”). Following the Merger, if approved by the stockholders, DelMar will be renamed “Kintara Therapeutics, Inc.” The Merger is expected to be completed in the third calendar quarter of 2020.

The Merger Agreement

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each outstanding share of Adgero common stock, par value $0.0001 per share (the “Adgero Common Stock”) (other than any shares held as treasury stock that will be cancelled) will be converted into shares of DelMar common stock, par value $0.001 per share (the “DelMar Common Stock”) based on the exchange ratio described below, (ii) each outstanding warrant to purchase Adgero Common Stock will be converted into a warrant exercisable for that number of shares of DelMar Common Stock equal to the product of (x) the aggregate number of shares of Adgero Common Stock for which such warrant was exercisable and (y) the exchange ratio described below; and (iii) each outstanding Adgero stock option, whether vested or unvested, that has not been exercised will be cancelled for no consideration. The shares of DelMar Common Stock issuable in exchange for Adgero securities and underlying DelMar warrants issued in exchange for Adgero warrants pursuant to the Merger Agreement are referred to as the “Merger Consideration.”

As set forth in the Merger Agreement, as of immediately after the Effective Time and excluding the issuances of any shares of DelMar Common Stock related to the financing or fees payable in connection with the Merger and the financing, the former Adgero stockholders will own 49.5% of the total outstanding voting power of the combined company and the stockholders of the Company immediately prior to the Effective Time will own 50.5% of the total outstanding voting power of the combined company (the “Exchange Ratio”). As of the Effective Time, there are expected to be 1,470,092 outstanding warrants to purchase Adgero Common Stock, with an exercise price of $5.00, that will be exchanged for warrants to purchase DelMar Common Stock. The exercise price of the warrants will also be adjusted based on the Exchange Ratio. The exercise price of the warrants to purchase DelMar Common Stock issued is expected to be $3.20. The final Exchange Ratio will be determined immediately prior to the Effective Time to reflect DelMar’s and Adgero’s capitalization as of immediately prior to such time.

At the Effective Time, the Merger Agreement contemplates that the board of directors of the Company will consist of up to seven members, four of whom will be directors designated by the Company, two of whom will be directors nominated by Adgero and approved by DelMar and one of whom will be an independent director mutually agreed to by the companies. Immediately after the Effective Time, Saiid Zarrabian, President and Chief Executive Officer of DelMar, will continue to serve as President and Chief Executive Officer of the combined company, John Liatos, the interim Chief Executive Officer and Chief Financial Officer of Adgero, will be Senior Vice President, Business Development of the combined company, Scott Praill, Chief Financial Officer of DelMar, will continue to serve as Chief Financial Officer of the combined company, Dennis Brown, Chief Scientific Officer of DelMar will continue to serve as Chief Scientific Officer of the combined company, and Steve Rychnovsky, Vice President, Operations and Product Development of Adgero, will be Vice President, Research and Development of the combined company.

The Merger Agreement contains customary representations, warranties and covenants made by the Company and Adgero, including covenants relating to obtaining the requisite approvals of the stockholders of the Company and Adgero, indemnification of directors and officers, and the Company’s and Adgero’s conduct of their respective businesses between the date of signing the Merger Agreement and the closing of the Merger.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval of certain matters related to the Merger by the stockholders of the Company and approval of the Merger by the stockholders of Adgero, a financing by the Company in an amount of at least $10 million, the effectiveness of the Company’s registration statement on Form S-4 registering the Merger Consideration (the “Registration Statement”), and the approval for listing of the Merger Consideration on the Nasdaq Capital Market. The Merger Agreement requires the Company to convene a stockholders meeting for purposes of obtaining the necessary stockholder approvals required in connection with the Merger.

The Merger Agreement contains certain termination rights for both the Company and Adgero, including the right of the Company and Adgero to terminate the Merger Agreement in order to accept a superior proposal. In addition, either the Company or Adgero may terminate the Merger Agreement if the Merger is not consummated on or before August 31, 2020 (the “End Date”), provided that the End Date may be extended by either party for up to sixty (60) days in the event that a request for additional information has been made by any Governmental Body (as defined in the Merger Agreement), or in the event that the U.S. Securities and Exchange Commission (the “SEC”) has not declared effective the Registration Statement by the date which is sixty (60) days prior to the End Date. In connection with the termination of the Merger Agreement under specified circumstances, Adgero may be required to pay to the Company a termination fee of $500,000, or the Company may be required to pay to Adgero a termination fee of $500,000.

Certain Agreements Related to the Merger

Support Agreements

In accordance with the terms of the Merger Agreement, (i) the officers and directors of the Company have each entered into a support agreement with Adgero (the “DelMar Support Agreement”), and (ii) the officers and directors of Adgero have each entered into a support agreement with the Company (the “Adgero Support Agreement,” together with the DelMar Support Agreement, the “Support Agreements”). The Support Agreements place certain restrictions on the transfer of the shares of the Company and Adgero held by the respective signatories thereto and include covenants as to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any actions that could adversely affect the consummation of the Merger.

The preceding summaries do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the form of DelMar Support Agreement, and the form of Adgero Support Agreement, which are filed as Exhibits 2.1, 10.1 and 10.2, respectively, and which are incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On June 10, 2020, DelMar and Adgero issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1. The press release and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Forward-Looking Statements

This Current Report on Form 8-K and the press release attached hereto as Exhibit 99.1 contain forward-looking statements based upon DelMar’s and Adgero’s current expectations. This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are identified by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. DelMar and Adgero have based these forward-looking statements largely on their then-current expectations and projections about future events, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of DelMar’s and Adgero’s control, and actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with DelMar’s and Adgero’s ability to obtain the stockholder approval required to consummate the proposed Merger and the timing of the closing of the proposed Merger, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed Merger will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, (iv) unanticipated difficulties or expenditures relating to the proposed Merger, the response of business partners and competitors to the announcement of the proposed Merger, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed Merger; (v) whether the combined business of Adgero and DelMar will be successful, and (vi) those risks detailed in DelMar’s most recent Annual Report on Form 10-K and subsequent reports filed with the SEC, as well as other documents that may be filed by DelMar from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither DelMar nor Adgero can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, DelMar and Adgero undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information about the Proposed Merger and Where to Find It

This Current Report on Form 8-K does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This Current Report on Form 8-K relates to the proposed Merger of DelMar and Adgero. In connection with the proposed Merger, DelMar will file a Registration Statement on Form S-4, which will include a document that serves as a prospectus and proxy statement of DelMar (the “proxy statement/prospectus”), and DelMar will file other documents regarding the proposed Merger with the SEC. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to DelMar’s stockholders. Investors and security holders will be able to obtain these documents (when available) free of charge from the SEC’s website at www.sec.gov. The documents filed by DelMar with the SEC may also be obtained free of charge from DelMar by requesting them by mail at DelMar Pharmaceuticals, Inc., 12707 High Bluff Drive, Suite 200, San Diego, CA 92130.

Participants in the Solicitation

DelMar, and its respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies from DelMar stockholders in respect of the proposed Merger. Information about DelMar’s directors and executive officers is available in DelMar’s proxy statement, filed June 2, 2020 for the 2020 Annual Meeting of Stockholders, DelMar’s Annual Report on Form 10-K for the fiscal year ended June 30, 2019, which was filed with the SEC on September 9, 2019 and DelMar’s Current Report on Form 8-K filed on September 9, 2019. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed Merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC and DelMar as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of June 9, 2020, by and among DelMar Pharmaceuticals, Inc., Adgero Acquisition Corp., and Adgero Biopharmaceuticals Holdings, Inc.

10.1	Form of DelMar Support Agreement.

10.2	Form of Adgero Support Agreement.

99.1	Press release of DelMar Pharmaceuticals, Inc. issued June 10, 2020.

*Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish copies of any of the omitted schedules upon request by the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DELMAR PHARMACEUTICALS, INC.

Date: June 10, 2020	By:	/s/ Scott Praill

Name: Scott Praill
Title: Chief Financial Officer